3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

February 19, 2013

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2012

Filed May 25, 2012

Form 8-K Filed September 26, 2012

Form 8-K Filed January 23, 2013

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to your letter dated February 8, 2013 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2012 and Form 8-Ks filed September 26, 2012 and January 23, 2013.

Form 8-K Filed September 26, 2012

1.	We note that you provided two fiscal years of audited financial statements for the now completed acquisition of Lafarge Target Business. Please confirm to us that the asset and income significance tests did not exceed the 50% threshold, which would require three fiscal years of audited financial statements.

Company Response

We confirm that the asset and income significance tests did not exceed the 50% threshold. In applying the asset test, we compared total assets of the Lafarge Target Business, as shown on its audited combined balance sheet as of the end of its fiscal year ended December 31, 2011, to the total assets of Eagle Materials Inc. and its consolidated subsidiaries, as shown on its audited balance sheet as of the end of its fiscal year ended March 31, 2012. See Regulation S-X, Articles 1-02(w)(2) and 3-05(b)(3). The asset

Mr. Terence O’Brien

Securities and Exchange Commission

February 19, 2013

significance test yielded a significance of 42%. In applying the income test, we determined that the appropriate amounts to be used in the calculation are (i) in the case of Lafarge Target Business, the absolute value of the relevant income measure (income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle) for the fiscal year ended December 31, 2011, as shown on its audited combined statement of operations for such fiscal year, and (ii) in the case of Eagle Materials Inc. and its consolidated subsidiaries, the average of the appropriate income measure for the last five years (given that such income measure for the fiscal year ended March 31, 2012 was 10% or more lower than the average for the last five fiscal years). See Regulation S-X, Article 1-02(w)(3), Computational note 2. Based on these amounts, the income significance test yielded a significance of 34%.

Form 8-K Filed January 23, 2013

2.	We note that you have eliminated the overhead allocation in the carve-out historical financial statements to the Lafarge Target Business and replaced with the costs you estimate would have been incurred in the pro forma financial statements. We further note that this adjustment is forward looking. Please tell us how you determined that these adjustments to the fiscal year 2012 and subsequent interim pro forma financial statements meet the requirement in Article 11-02(b)(6) of Regulation S-X that adjustments are factually supportable.

Company Response

We believe the adjustments to eliminate the overhead allocation in the carve-out financial statements meet the factually supportable criterion in Rule 11-02(b)(6) of Regulation S-X because they result from the fact that, in accordance with the contractual terms governing the acquisition of the Lafarge Target Business, we did not acquire the offices, management personnel or intercompany arrangements that generated such overhead. The overhead allocated to the Lafarge Target Business was comprised of indirect costs associated with the multiple layers of Lafarge’s international, domestic, regional and product line management structure, including corporate administrative expenses and reorganization costs, employee related costs such as pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets. Lafarge S.A. is a large, international company with corporate headquarters in Paris, France, U.S. headquarters in Reston, Virginia (which was recently moved to Chicago, Illinois) and several international and domestic support and service centers. None of these offices, management personnel or intercompany arrangements were transferred to us with the acquired assets; therefore, we eliminated the allocated costs as they were not included in the transaction and are not present in Eagle’s decentralized structure. In contrast to

Mr. Terence O’Brien

Securities and Exchange Commission

February 19, 2013

Lafarge S.A., Eagle is a U.S. domestic-only producer of building materials and construction products with no regional management or offices. Support functions are performed locally. We did not add any headcount at Eagle’s corporate office because of the acquisition nor did we add a new layer of management to Eagle’s corporate structure. The replacement costs we reflected in the pro forma financial statements were based on the actual overhead costs at our existing facilities of similar size, adjusted for the actual salaries of the management team we put in place locally to manage the acquired assets. We can confirm that the actual costs incurred after the closing, in connection with the management and conduct of the acquired business, have been consistent with the replacement costs shown in the adjustments.

Additionally, we note that we did not make any adjustments in the pro forma financial statements to reflect the expected benefit of any actions we plan to take after the closing to eliminate costs we may perceive to be redundant or to realize synergies that may arise as a result of the combination of the acquired operations and our other businesses. The consideration of any such further cost reductions or synergies was excluded because they are not considered to be factually supportable.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James Graass

William Devlin